SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Intelligroup, Inc.
(Name of Subject Company (Issuer))

NTT DATA CORPORATION
Mobius Subsidiary Corporation
(Name of Filing Persons (Offerors))

Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

45816A106
(CUSIP Number of Class of Securities)

Kazuhiro Nishihata
NTT DATA CORPORATION
Toyosu Center Building
3-3, Toyosu 3-chome
Koto-ku, Tokyo 135-6033, Japan
81-3-5546-8202
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Spencer D. Klein, Esq.
Morrison & Foerster LLP
1290 Avenue of the Americas
New York, New York 10104
212-468-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$203,714,440.05	$14,524.84

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 43,809,557 shares of common stock, par value $.01 per share (the “Shares”), of Intelligroup, Inc., a New Jersey corporation (the “Company”), at a purchase price of $4.65 per share. Such number of shares consists of (i) 41,252,888 Shares issued and outstanding as of June 3, 2010, and (ii) 2,556,669 Shares that are issuable under options.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by multiplying the transaction value by .00007130.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to the offer by Mobius Subsidiary Corporation, a New Jersey corporation (“Purchaser”) and an indirect wholly owned subsidiary of NTT DATA CORPORATION, a corporation organized under the laws of Japan (“Parent”), to purchase all issued and outstanding shares of the common stock, par value $.01 per share (the “Shares”), of Intelligroup, Inc., a New Jersey corporation (the “Company”), at a price of $4.65 per Share, net to the seller in cash (less any applicable withholding of taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 21, 2010 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively. This Schedule TO is being filed on behalf of Parent and Purchaser.

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answers to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

Item 1.	Summary Term Sheet

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Intelligroup, Inc. The Company’s principal executive offices are located at 5 Independence Way, Suite 220, Princeton, New Jersey 08540. The telephone number of the Company at such office is (646) 810-7400.

(b) This Schedule TO relates to the Shares. Based upon information provided by the Company, there were 41,252,888 Shares issued and outstanding as of June 3, 2010. The information set forth in the section of the Offer to Purchase entitled “Introduction” is incorporated herein by reference.

(c) The information set forth in Section 6, entitled “Price Range of the Shares; Dividends on the Shares,” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

(a), (b), (c) This Schedule TO is filed by Parent and Purchaser. The information set forth in Section 9, entitled “Certain Information Concerning Purchaser and Parent,” and Schedule I, to the Offer to Purchase, is incorporated herein by reference.

Item 4.	Terms of the Transaction

(a) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a), (b) The information set forth in the “Introduction,” Section 9, entitled “Certain Information Concerning Purchaser and Parent,” Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” Section 12, entitled “Purpose of the Offer; Plans for the Company; Other Matters” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

(a), (c)(1)-(7) The information set forth in the “Introduction,” Section 7, entitled “Possible Effects of the Offer on the Market for the Shares; Exchange Act Registration; Margin Regulations,” Section 12, entitled “Purpose of the Offer; Plans for the Company; Other Matters,” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds and Other Consideration

(a), (b), (d) The information set forth in Section 10, entitled “Source and Amount of Funds,” of the Offer to Purchase is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company

The information set forth in Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” Section 12, entitled “Purpose of the Offer; Plans for the Company; Other Matters,” Section 13, entitled “The Merger Agreement; Other Agreements,” and Section 16, entitled “Fees and Expenses,” of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used

(a) The information set forth in the “Introduction,” Section 9, entitled “Certain Information Concerning Purchaser and Parent,” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements

(a), (b) Not applicable.

Item 11.	Additional Information

(a)(1) The information set forth in Section 9, entitled “Certain Information Concerning Purchaser and Parent,” Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

(a)(2), (3) The information set forth in Section 13, entitled “The Merger Agreement; Other Agreements,” Section 14, entitled “Conditions of the Offer,” and Section 15, entitled “Certain Legal Matters,” of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 7, entitled “Possible Effects of the Offer on the Market for the Shares; Exchange Act Registration; Margin Regulations,” of the Offer to Purchase is incorporated herein by reference.

(a)(5) The information set forth in Section 17, entitled “Legal Proceedings,” of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits

(a)(1)(A)	Offer to Purchase dated as of June 21, 2010.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Joint Press Release issued by Parent and the Company on June 14, 2010 (incorporated by reference to the Schedule TO-C filed by Parent with the SEC on June 14, 2010).
(a)(1)(G)	Press Release issued by Parent in Japan on June 14, 2010 (incorporated by reference to the Schedule TO-C filed by Parent with the SEC on June 14, 2010).
(a)(1)(H)	Summary Advertisement as published on June 21, 2010.
(a)(1)(I)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(d)(1)	Agreement and Plan of Merger, dated as of June 14, 2010, among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K/A filed by the Company with the SEC on June 21, 2010).
(d)(2)	Shareholders’ Agreement dated as of June 14, 2010, among Parent, Purchaser and SB Asia Infrastructure Fund L.P. and Venture Tech Assets Ltd. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K/A filed by the Company with the SEC on June 21, 2010).
(d)(3)	Letter Agreement dated as of December 24, 2009, by and between Parent and the Company.
(d)(4)	Employment Agreement dated as of June 14, 2010 by and between the Company and Vikram Gulati (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K/A filed by the Company with the SEC on June 21, 2010).

Item 13.	Information Required by Schedule 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NTT DATA CORPORATION

By:	/s/ Kazuhiro Nishihata
Name:     Kazuhiro Nishihata

Title:	Senior Vice President

MOBIUS SUBSIDIARY CORPORATION

By:	/s/ Koji Miyajima
Name:     Koji Miyajima

Title:	President & CEO

Date: June 21, 2010

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase dated as of June 21, 2010.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Joint Press Release issued by Parent and the Company on June 14, 2010 (incorporated by reference to the Schedule TO-C filed by Parent with the SEC on June 14, 2010).
(a)(1)(G)	Press Release issued by Parent in Japan on June 14, 2010 (incorporated by reference to the Schedule TO-C filed by Parent with the SEC on June 14, 2010).
(a)(1)(H)	Summary Advertisement as published on June 21, 2010.
(a)(1)(I)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(d)(1)	Agreement and Plan of Merger, dated as of June 14, 2010, among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K/A filed by the Company with the SEC on June 21, 2010).
(d)(2)	Shareholders’ Agreement dated as of June 14, 2010, among Parent, Purchaser and SB Asia Infrastructure Fund L.P. and Venture Tech Assets Ltd. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K/A filed by the Company with the SEC on June 21, 2010).
(d)(3)	Letter Agreement dated as of December 24, 2009, by and between Parent and the Company.
(d)(4)	Employment Agreement dated as of June 14, 2010 by and between the Company and Vikram Gulati (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K/A filed by the Company with the SEC on June 21, 2010).